UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)

THERATECHNOLOGIES INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88338H704

(CUSIP Number)

Soleus Capital Master Fund, L.P.

104 Field Point Road, 2nd Floor

Greenwich, CT 06830

Attn: Steven J. Musumeci

(475) 208-3178

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338H704

1	NAME OF REPORTING PERSONS SOLEUS CAPITAL MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,188,876 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,188,876 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,188,876 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON FI

(1)	Includes a presently exercisable warrant to purchase up to 387,500 shares of the common stock, no par value per share, of the Issuer (“Common Stock”), at an exercise price of $12.56 per share.

CUSIP No. 88338H704

1	NAME OF REPORTING PERSONS SOLEUS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,188,876 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,188,876 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,188,876 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON OO

(1)	Includes a presently exercisable warrant to purchase up to 387,500 shares of Common Stock at an exercise price of $12.56 per share.

CUSIP No. 88338H704

1	NAME OF REPORTING PERSONS SOLEUS CAPITAL GROUP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,188,876 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,188,876 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,188,876 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON OO

(1)	Includes a presently exercisable warrant to purchase up to 387,500 shares of Common Stock at an exercise price of $12.56 per share.

CUSIP No. 88338H704

1	NAME OF REPORTING PERSONS GUY LEVY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,188,876 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,188,876 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,188,876 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IN

(1)	Includes a presently exercisable warrant to purchase up to 387,500 shares of Common Stock at an exercise price of $12.56 per share.

CUSIP No. 88338H704

EXPLANATORY NOTE

This Schedule 13D supersedes the Schedule 13G as originally filed in February 23, 2021 and as last amended by Amendment No. 3 filed on February 14, 2023, filed by Soleus Capital Master Fund, L.P., Soleus Capital, LLC, Soleus Capital Group, LLC and Mr. Guy Levy (collectively, the “Reporting Persons”), relating to the shares of the common stock, no par value per share, of Theratechnologies Inc., a corporation existing under the laws of the Province of Quebec, Canada. This Schedule 13D is being filed because the Reporting Persons may no longer qualify to file on Schedule 13G.

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is the common stock, no par value per share, (“Common Stock”), of Theratechnologies Inc., a corporation existing under the laws of the Province of Quebec, Canada (the “Issuer”). The address of the principal executive offices of the Issuer is 2015 Peel Street, Suite 1100 Montréal, Québec H3A 1T8, Canada. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) This statement is a joint filing by Soleus Capital Master Fund, L.P. (“Master Fund”), Soleus Capital, LLC (“Soleus Capital”), Soleus Capital Group, LLC (“Soleus Capital Group”), and Mr. Guy Levy (each of the foregoing, individually, a “Reporting Person”, and collectively, the “Reporting Persons”).

Soleus Capital is the sole general partner of Master Fund. Soleus Capital Group is the sole managing member of Soleus Capital. Mr. Guy Levy is the sole managing member of Soleus Capital Group. Soleus Capital holds voting and dispositive power over the shares held by Master Fund. Each of Mr. Guy Levy, Soleus Capital Group and Soleus Capital disclaims beneficial ownership of the securities held directly by Master Fund, and this filing shall not be deemed an admission that they are the beneficial owners of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, except to the extent of their respective pecuniary interests therein.

(b) The principal office and business address of the Reporting Persons is 104 Field Point Road, 2nd Floor, Greenwich, CT 06830.

(c) The principal business of the Reporting Persons is to invest in equity and equity-related securities and other securities of any kind or nature. Mr. Guy Levy is the sole managing member of Soleus Capital Group and other affiliated investment entities, as well the founder, Chief Executive Officer and Chief Investment Officer of Soleus Capital Management, L.P., the investment manager of Master Fund.

(d) and (e) The Reporting Persons have not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Soleus Capital and Soleus Capital Group is a Delaware limited liability company. Master Fund is a Cayman Islands limited partnership. Mr. Guy Levy is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On October 31, 2023, in connection with the closing of the underwritten public offering of an aggregate of 12,500,000 shares of Common Stock pursuant to the terms and conditions of an underwriting agreement dated October 25, 2023 by and among the Issuer, Cantor Fitzgerald & Co. and Cantor Fitzgerald Canada Corporation (the “Public Offering”), Master Fund purchased an aggregate of 2,470,000 shares of Common Stock for an aggregate purchase price of $2,470,000 (or $1.00 per share of Common Stock).

On January 19, 2021, in connection with the closing of a public offering of an aggregate of 4,181,975 units for aggregate gross proceeds to the Issuer of $46,001,725, Master Fund purchased an aggregate of 775,000 shares of Common Stock and a warrant to purchase up to 387,500 shares of Common Stock (at an exercise price of $12.56 per share) for an aggregate purchase price of $8,525,000.

In addition to the foregoing purchases of Common Stock, Master Fund has purchased an aggregate of 1,556,376 shares of Common Stock in open market transactions for an aggregate purchase price of $16,026,396.

The sources of funds used for the above described purchases was the working capital of Master Fund or its affiliates. None of the funds used in connection with such purchases were borrowed by the Reporting Persons.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock beneficially owned by the Reporting Persons (the “Shares”) for general investment purposes based on their belief that the Shares, when purchased, represented an attractive investment opportunity. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer.

The Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer’s Board of Directors (the “Board”) and management team regarding the Reporting Persons’ investment in the Issuer and opportunities to enhance stockholder value, including the potential appointment to the Board of a candidate designated by the Reporting Persons and the engagement of an investment bank to help the Issuer explore strategic transactions that may involve the sale by the Issuer of some or all of its assets and/or a change of control of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions or otherwise.

The Reporting Persons have no present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 5,188,876 shares of Common Stock, representing approximately 10.5% of the outstanding shares of Common Stock (based upon 49,201,835 shares of Common Stock issued and outstanding as of November 27, 2023). The shares of Common Stock beneficially owned by the Reporting Persons include a presently exercisable warrant to purchase up to 387,500 shares of Common Stock at an exercise price of $12.56 per share. All of the shares of Common Stock beneficially owned by the Reporting Persons are held directly by Master Fund.

(b) Soleus Capital is the sole general partner of Master Fund, Soleus Capital Group is the sole managing member of Soleus Capital, and Mr. Guy Levy is the sole managing member of Soleus Capital Group. In such capacities, Soleus Capital, Soleus Capital Group and Mr. Guy Levy have the shared power to vote or to direct the vote, and to dispose or to direct the disposition of, all of the securities held by Master Fund that are reported herein. However, each of Mr. Guy Levy, Soleus Capital Group and Soleus Capital disclaims beneficial ownership of the securities held directly by Master Fund, and this filing shall not be deemed an admission that they are the beneficial owners of such shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, except to the extent of their respective pecuniary interests therein.

(c) Other than the purchase of 2,470,000 shares of Common Stock by Master Fund for an aggregate purchase price of $2,470,000 (or $1.00 per share of Common Stock) in connection with the Public Offering, which Public Offering closed on October 31, 2023, the Reporting Persons have not effected any transactions in the Common Stock in the last 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of Master Fund, the general partner and/or limited partners, as applicable, of Master Fund may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by Master Fund of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement, dated November 28, 2023, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2023

SOLEUS CAPITAL MASTER FUND, L.P.

By:	Soleus Capital, LLC,
Its General Partner

By:	Soleus Capital Group, LLC,
Its Managing Member

By:	/s/ Guy Levy
Name:	Guy Levy
Title:	Managing Member

SOLEUS CAPITAL, LLC

By:	Soleus Capital Group, LLC,
Its Managing Member

By:	/s/ Guy Levy
Name:	Guy Levy
Title:	Managing Member

SOLEUS CAPITAL GROUP, LLC

By:	/s/ Guy Levy
Name:	Guy Levy
Title:	Managing Member

/s/ Guy Levy
Guy Levy